FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                                HSBC Holdings PLC
                        2003 FINAL RESULTS - HIGHLIGHTS

   -Operating income up 54 per cent to US$41,072 million (US$26,595 million in 2002).

For the year (excluding goodwill amortisation):

   -Operating profit before provisions up 72 per cent to US$19,990 million
    (US$11,641 million in 2002).

   -Group pre-tax profit up 37 per cent to US$14,401 million (US$10,513 million in 2002).

   -Attributable profit up 46 per cent to US$10,359 million (US$7,102 million in 2002).

   -Return on average invested capital of 13.7 per cent (12.9 per cent in 2002).

   -Earnings per share up 30 per cent to US$0.99 (US$0.76 in 2002).

For the year (as reported):

   -Operating profit before provisions up 72 per cent to US$18,540 million
    (US$10,787 million in 2002).

   -Group pre-tax profit up 33 per cent to US$12,816 million (US$9,650 million in 2002).

   -Attributable profit up 41 per cent to US$8,774 million (US$6,239 million in 2002).

   -Return on average shareholders' funds of 13.0 per cent (12.4 per cent in 2002).

   -Basic earnings per share up 25 per cent to US$0.84 (US$0.67 in 2002).

Dividend and capital position:

   -Third interim dividend (in lieu of final dividend) of US$0.24 per share;
    total dividend for 2003 of US$0.60 per share, an increase of 13 per cent over 2002.

   -Tier 1 capital ratio of 8.9 per cent; total capital ratio of 12.0 per cent (2002: tier 1 capital ratio of 9.0 per cent and total capital ratio of 13.3 per cent).

The figures for 2002 have been restated in this document to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 on page 17.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$12,816 MILLION

HSBC made a profit on ordinary activities before tax of US$12,816 million in 2003, an increase of US$3,166 million, or 33 per cent, compared with 2002. Of this increase, over 70 per cent arose from two recent major acquisitions; Household contributed US$1,827 million while HSBC Mexico contributed US$441 million in its first full year.

The Directors have declared a third interim dividend for 2003 of US$0.24 per ordinary share (in lieu of a final dividend) which, together with the first interim dividend of US$0.24 per ordinary share and the second interim dividend of US$0.12 already paid, will make a total distribution for the year of US$0.60 per share (US$0.53 per share in 2002), an increase of 13.2 per cent. The dividend will be payable on 5 May 2004.

Net interest income of US$25,598 million in 2003 was US$10,138 million, or 66 per cent, higher than 2002. Of this increase, Household contributed US$8,305 million and HSBC Mexico US$874 million. Excluding these acquisitions, and in terms of constant currency, net interest income was marginally higher.

Other operating income of US$15,474 million was US$4,339 million, or 39 per cent, higher than 2002. Of this increase, Household contributed US$1,878 million and HSBC Mexico US$599 million.

Operating expenses (excluding goodwill amortisation) rose US$6,128 million, or 41 per cent, of which Household contributed US$3,406 million and HSBC Mexico US$881 million. HSBC's cost:income ratio, excluding goodwill amortisation, improved to 51.3 per cent compared with 56.2 per cent in 2002.

The charge for bad and doubtful debts was US$6,093 million in 2003, US$4,772 million higher than in 2002. This was essentially all attributable to acquisitions. Of the increase, Household accounted for US$4,575 million and HSBC Mexico US$110 million.

Gains on disposal of investments and tangible fixed assets of US$414 million were US$94 million lower than 2002 reflecting lower sales of investment debt securities in the US.

The tier 1 capital and total capital ratios for the Group remained strong at 8.9 per cent and 12.0 per cent, respectively, at 31 December 2003.

The Group's total assets at 31 December 2003 were US$1,034 billion, an increase of US$276 billion, or 36 per cent, since 31 December 2002. Of this increase, US$131 billion were assets (including the related goodwill) added as at the date of the acquisition of Household. Excluding this and at constant exchange rates, total assets grew by US$92 billion or 11.2 per cent.


Geographical distribution of results
                                               Year               Year
                                              ended              ended
Figures in US$m                             31Dec03            31Dec02
Profit/(loss) before tax
  (excluding goodwill
   amortisation)
                                                  %                  %

Europe                           4,862         33.7    4,160      39.5
Hong Kong                        3,730         25.9    3,710      35.3
Rest of Asia-Pacific             1,426          9.9    1,293      12.3
North America                    4,257         29.6    1,384      13.2
South America                      126          0.9      (34)     (0.3)
                                14,401        100.0   10,513     100.0
Goodwill amortisation           (1,585)                 (863)
Group profit before tax         12,816                 9,650
Tax on profit on ordinary
  activities                    (3,120)               (2,534)
Profit on ordinary activities
  after tax                      9,696                 7,116
Minority interests                (922)                 (877)
Profit attributable              8,774                 6,239
Profit attributable (excluding
goodwill amortisation)          10,359                 7,102


Distribution of results by customer group
                                              Year                Year
                                             ended               ended
Figures in US$m                            31Dec03             31Dec02^
Profit/(loss) before tax
  (excluding goodwill
   amortisation)
                                                 %                   %
Personal Financial Services     4,008         27.8    3,391       32.3
Consumer Finance^^              2,225         15.5        -          -
Total Personal Financial
  Services                      6,233         43.3    3,391       32.3

Commercial Banking              3,158         21.9    3,014       28.7
Corporate, Investment
  Banking and Markets           4,443         30.9    3,896       37.1
Private Banking                   563          3.9      413        3.8
Other                               4            -     (201)      (1.9)
Group profit before tax
  (excluding goodwill
   amortisation)               14,401        100.0   10,513      100.0
Goodwill amortisation          (1,585)                 (863)
Group profit before tax        12,816                 9,650



^ In 2003, North America implemented a revised transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis.

^^ Comprises Household since 28 March 2003, the date of acquisition.

Comment by Sir John Bond, Group Chairman

Overall, 2003 was a good year for HSBC. Our record results show the diversity of our business against a backdrop of improvement in most of the world's major economies. They reflect the trust which more than 110 million customers we serve around the world place in us for their various financial needs. Our performance also benefited from a strong contribution from recent acquisitions, an expanded geographical reach and our continuing investment in new products and services, in systems, and in our people. The dedication and talents of my colleagues throughout HSBC are amongst our greatest strengths.

Profit attributable to shareholders in 2003 rose 41 per cent to US$8,774 million on revenues which were 54 per cent higher at US$41,072 million. Profit attributable excluding the amortisation of goodwill, which is the measurement basis we believe best reveals our true performance, exceeded US$10 billion for the first time rising 46 per cent to US$10,359 million. On a per share basis earnings attributable to shareholders amounted to US$0.84 or US$0.99 before goodwill amortisation, increases of 25 and 30 per cent respectively. The Board has approved a third interim dividend of US$0.24 per share taking the total dividend for the year to US$0.60 per share, an increase of 13 per cent over 2002.

2003 was the final year of our five year strategic plan "Managing for Value". The results for the year contributed to meeting the target of doubling our total shareholder return over the five year period. We also significantly out-performed our benchmark peer group of nine banks.

Our 2003 results and, indeed, the achievement of our TSR targets owe much to the improved geographical distribution of profits that has characterised HSBC's progress in recent years. Our diversification has been all the more important given that, for almost all the life of 'Managing for Value', Hong Kong was undergoing deflation. For much of our history Hong Kong was our single largest market and as recently as 1998 accounted for 37 per cent of pre-tax profits. In 2003 Hong Kong's share of pre-tax profits was 26 per cent. That said, the resilience and flexibility of our business there has been impressive and our team has managed our business through this difficult period with extraordinary skill, achieving a profit growth which, although modest, is remarkable in the circumstances. Happily, the economic outlook for Hong Kong is now improving. Hong Kong enjoys a unique position in the Asia Pacific region. Our confidence in its long term prospects remains undiminished and our new strategic plan specifically calls for continued investment in Hong Kong.

Integration of Recent Acquisitions

Two of our principal tasks during 2003 were integrating Household and HSBC Mexico (formerly GFBital) successfully into HSBC after they joined our Group in early 2003 and late 2002 respectively. In both cases the progress has exceeded our expectations. We have achieved synergies and overall results ahead of our original business cases. The following are highlights of the Household integration:

   -Technology integration and other synergies - We have made significant progress in integrating Household and HSBC technology teams and systems, including initiatives to consolidate data centres and to convert HSBC credit card portfolios onto the Household loan processing system. Based on the joint strengths of HSBC and Household, we have also renegotiated a wide range of supplier contracts, including telecommunications. Also, we have achieved efficiency savings in a number of other areas through the integration of various functions including purchasing, human resources and facilities.

   -Global processing opportunities - Processing costs have been reduced in Household's consumer lending and auto finance businesses by using HSBC's processing centres in India.

   -Sharing best practices - We have made good progress in exporting and using Household's consumer credit business models and other practices in HSBC's operations both in the US and internationally. Shared practices include Household's credit risk management, card management, collections, retail services and customer focused technology.

   -Expanding business opportunities - We are developing a number of initiatives including offering a broader range of products, such as mortgage insurance and HSBC banking services, to existing Household customers, cross referring consumer finance and retail services customers between Household and HSBC and automating the HSBC auto finance loan process. Also, in conjunction with HSBC Bank USA, Household has initiated a customer referral programme. Household has also developed near prime and prime products to provide customers with a "full spectrum" of options. As at 31 December 2003, 4,600 near prime loans totalling almost US$600 million have been written by Household branches.

   -Cross border payments - Globally, the largest bilateral remittance flow is that between the US and Mexico at around US$10 billion a year. Working closely with HSBC Mexico, Household is developing a remittance capability between customers in the US and their families and friends in Mexico. This initiative includes a web-based option in which the recipient is able to access the funds via an ATM using a stored value card and a remittance service via HSBC branches and kiosks in Mexico. Both services will provide cross-selling opportunities.

In addition, all the commitments given to regulators in relation to improvements in business practices were fulfilled. Household aims to be a leader in best practice in the consumer finance industry.

Progress in Mexico has also been ahead of expectations:

   -We have bedded down the new management structure, blending local and international expertise.

   -We took full control of our insurance joint venture, buying out ING, and we purchased a pension management company to complement it.

   -We are strengthening operational, credit, technology and audit controls to bring them to HSBC standards.

   -We exceeded our financial targets. We achieved 18 per cent core deposit growth and more than 20 per cent growth in consumer lending. Non-performing loans declined by 52 per cent as we cleansed the loan portfolio. We achieved a cash return on cash invested of 20 per cent in the first year.

Our platform for further growth in Mexico is firmly in place.

The Brand

One objective of "Managing for Value" was to establish HSBC and our hexagon symbol as a global consumer brand and to make it synonymous with integrity, trust and excellent customer service. Building our brand has been one of the most conspicuous successes of the plan. The careful management and further development of the brand is one of our most important responsibilities and we have consolidated our position by taking re-branding opportunities arising from recent acquisitions.

We re-branded our operations in Mexico as HSBC at the end of January this year to coincide with the visit of the HSBC Holdings plc Board to the country. We re-launched our private banking operations as HSBC Private Bank at the beginning of 2004, retiring the HSBC Republic brand which had been used since the acquisition of the Republic Bank of New York and Safra Republic Holdings in 1999. In the US, Household's prime credit card business, its retail services business and its auto finance business will all be re-branded HSBC in the course of this year to build on the market position of HSBC amongst prime and business customers.

Customer Groups

All our major geographical businesses and customer groups performed well in 2003. Across all our businesses credit performances were sound. At the end of 2003, non-performing loans were US$15,074 million. After excluding the acquisition of Household, non-performing loans fell US$172 million to US$10,368 million with the level of new provisions reflecting the improving economic outlook.

Personal Financial Services

Low interest rates and lower unemployment fuelled demand for mortgages and other lending products in many of our personal markets. Excluding Household we grew residential mortgages across the Group by 15 per cent over the year. We achieved particularly good growth in the UK, US, Canada, Korea and New Zealand, the last reflecting the acquisition of a retail banking business from AMP Bank. We achieved this in part by more targeted cross-selling to HSBC's own current account customers. We grew non-mortgage personal lending by over 20 per cent with particularly good growth in the UK, US and France. Worldwide we achieved 20 per cent growth in credit cards in issue. The increase reflected stronger marketing in the UK, the contribution of businesses acquired in Turkey and in Mexico in 2002 and 15 per cent organic growth in Asia. Sales of repayment protection insurance reached record levels.

Continuing nervousness over the sustainability of growth in equity market valuations hit sales of traditional investment and investment-linked insurance products. However, those incorporating capital protection features were again successful in Asia, particularly in Hong Kong, where increased sales generated commission income of US$130 million. With customers remaining cautious and preferring liquidity, we attracted record savings levels with deposits growing 13 per cent to US$291 billion. Hong Kong, the UK, France and Canada led the way with particularly strong inflows while current account balances grew faster than the underlying rate of economic activity. Current account balances in the UK exceeded GBP10 billion for the first time at year-end 2003.

We are beginning to see significant trends in customer channel preferences. Responding to those preferences has enabled us to achieve a 7 per cent increase in products in use by our customers. The number of customers registered for our e-banking services more than trebled in 2003 reflecting both the acquisition of Household and the value of our investments in the internet and telephone-based services. Registered users of personal internet banking increased by 200 per cent to 13.5 million. More than 60 per cent of them use the service regularly with over 325 million internet log-ons recorded during the year. The internet generated sales of more than 2.3 million products with some 87 million transactions migrating to this channel during 2003. As a result of this heightened online activity, calls to our call centres increased by the lowest rate in years. A third of all personal loans in the UK were arranged by telephone while in Hong Kong the internet accounted for 39 per cent of retail broking revenues which rose to US$80 million. Online transactions now account for 74 per cent of all retail stock trades conducted by our operations in Hong Kong.

Consumer Finance

During 2003 Household achieved generally good organic loan growth which it supplemented with portfolio acquisitions. The strongest growth was in the real estate portfolio and particularly in the mortgage services business. With interest rates at their lowest level for 25 years, strong demand for refinancing as well as debt consolidation loans contributed to the solid increase in the real estate secured portfolio. Household also achieved growth in its branch based consumer lending business in the second half of the year with an expanded range of products a contributing factor.

In retail services new partners in the US included Suzuki, Saks Inc., and Gottshalks. Synergy benefits with HSBC included new opportunities in store cards and point of sale financing and were instrumental in the signing of the John Lewis Partnership in the UK as a new business partner.

Household's credit quality, specifically its delinquency and charge off levels improved in the second half of 2003. Early delinquency rates also showed improvement in the fourth quarter as a result of the recovery in the US economy and tighter underwriting in some products. There are grounds for optimism that these trends will continue during the first half of 2004.

Commercial Banking

The payment of interest on qualifying current accounts, imposed by the Competition Commission in the UK, came into effect in 2003. We absorbed the costs, taking the opportunity, at the same time, to stress to our customers the advantages of businesses banking with HSBC. This helped us increase our leading position in the UK business start-up market to 21 per cent and attract record levels of business current and deposit account balances. Business internet banking was launched in 13 more countries and territories, bringing the total to 20, and the number of registered users more than doubled to 540,000.

In Hong Kong, we launched a number of schemes to help customers worst affected by the outbreak of SARS in the first half of the year. However, the dramatic turnaround in both business activity and confidence in the second half, undoubtedly helped by the relaxing of restrictions on visitors from mainland China, meant that the economic impact on our customers was less than expected. Credit quality remained sound.

With demand for credit remaining soft, we focused on increasing revenues from fees by capitalising on our position as 'The world's local bank' and by extending our range of products for commercial customers. As a result we saw growth in money transmission revenues, in trade finance fees and in wealth, savings and insurance products.

Corporate, Investment Banking and Markets

Our Global Markets business excelled as our CIBM activities achieved record results in 2003. In bond issuance, we increased our market shares in Europe and the US and maintained our market-leading position in Asia, excluding Japan. Continuing synergy benefits resulting from the Group's acquisition of CCF in 2000 and a greater focus on debt origination have resulted in HSBC building a top eight position in the international debt issuance league in 2003 compared to a 1999 ranking of 18th.

Currency and interest rate volatility led to strong demand for risk management and structured products, justifying our decision to expand our capabilities in this area through increased investment in people and systems in 2002. Concerns about market concentration in the structuring and delivery of complex products and reputational damage from corporate scandals elsewhere in the market enabled HSBC to expand profitable relationships with an enlarged customer group.

We re-focused our Markets business in the US where profitability improved markedly as a result of the non-recurrence of bond losses suffered in 2002. We gained market share in foreign exchange, particularly in New York, and built up our currency options business, managed globally from London, and our credit derivatives business, managed from New York.

In Corporate Banking, debt restructuring and well-marketed equity raising helped to reduce the number of major companies in financial difficulties around the world and to keep corporate credit costs low. Demand for credit through bank facilities, however, remained muted and in line with the modest recovery in corporate investment activity. Instead, corporate borrowers focused their borrowing requirements on taking advantage of the low credit spreads available in bond markets. Attractive bank financing opportunities were few.

We restructured our Investment Banking operations in 2003 and focused the business more sharply. We concentrated our global advisory businesses on areas most relevant to our customers and where we have a competitive advantage. While staff numbers fell, selective recruitment enabled us to strengthen the team and revenues from our advisory businesses grew to US$158 million in 2003. We were entrusted with a number of landmark deals during the year in areas related to capital structuring, corporate reorganisation and broad strategic advice. These deals spanned our global client footprint.

Pressure on brokerage commissions and the likelihood of major structural change to the shape of the industry prompted us to reorganise our equities business with a significant reduction in headcount. Our revised business strategy, which fully integrates equities as part of our overall markets proposition, concentrates on areas where we have a competitive advantage and we returned to modest profit in the fourth quarter as markets improved.

Private Banking

Our Private Banking operations recorded strong results with pre-tax profits growing by 36 per cent. New business initiatives and a general improvement in investment markets led to increased client activity across a range of products. In particular, an increase in discretionary mandates together with strong demand for client-tailored structured products contributed to increased fee revenues and dealing income. We grew funds under management by 18 per cent reflecting both net inflows of client assets and improving market conditions. Results were strong across most geographies.

Strategy

In November 2003, we launched our new five year strategic plan, which we call "Managing for Growth". Using the delivery platform which HSBC has constructed around the world and harnessing all our strengths it aims to accelerate our overall rate of revenue growth. At the same time, however, we shall not compromise our traditionally conservative risk profile which has served us well.

Our plan also calls for the strategic management of costs. This partly reflects the transforming effect of technology, including the internet, and the extent to which customers can now choose to conduct their business with us themselves. It also reflects the need to free up resources by reducing or eliminating our involvement in businesses limited in scope or potential in order to allocate additional resources to areas which demonstrate strong growth prospects.

In addition, our strategies always allow us to respond to opportunities to expand our geographical reach and product range through acquisitions, investments and joint ventures. Indeed, the last 12 months have already seen a number of such developments. Following the acquisition of Household International, we acquired in December Lloyds TSB's business interests in Brazil including its market leading consumer finance subsidiary Losango with over 7 million customers. We also agreed to acquire an interest in UTI Bank in India. As we continued to develop our business in The People's Republic of China, Hang Seng Bank agreed to take a 15.9 per cent stake in Industrial Bank and we announced a joint credit card venture with Bank of Shanghai.

In February this year we were delighted to complete our US$1.3 billion acquisition of the Bank of Bermuda. In addition to providing HSBC with a strong position in the local banking market in Bermuda, where potential exists for further expansion, the acquisition adds significant scale and geographical spread to our existing international fund administration, private banking, trustee and payments and cash management businesses. We are now working on integration.

Outlook

Turning to 2004, we have already seen growth in consumer spending and borrowing; in increased merger and acquisition activity; and a modest resumption of growth in demand for equity investment products. We see improving prospects for economic growth and private sector employment, particularly in the United States and in Hong Kong.

In emerging markets, such as Brazil, Mexico and the ASEAN countries, relatively stable currencies and historically low interest rates are promoting consumer activity, fuelling domestic growth and reducing export dependence.

However, we remain very conscious of the changing nature of the global economy and the speed of change. China plays an increasingly important role, not only through its export growth, but also as the fastest growing market for commodity producing countries and for those developed countries which are supplying the technology, equipment and services to support its economic expansion.

Nor do we underestimate the impact on sentiment and consumer spending of globally strong property prices, which continue to rise faster than underlying wage growth in many developed markets. While such rises are understandable in the context of low interest rates and limited appetite for alternative investment opportunities, in the long run property prices have to be linked to income growth.

The picture therefore is one of improving sentiment and stronger growth prospects in the near term, but with the potential risk that structural imbalances might lead to economic weakness or dislocation.

Against this backdrop we are concentrating on building our businesses steadily. We expect to see lending to consumers around the world rise as a proportion of our total lending, with the emphasis on real estate secured lending.

We also expect to see business in the US grow in importance to HSBC as we fulfil the potential of the Household acquisition and as the US economy shows its flexibility and responds to the lower value of its currency.

We look forward to the future with confidence. We are second to none in terms of geographic and product diversification. We believe that China, India, Brazil and Mexico will become increasingly important to the global economy. We also believe many of the world's largest companies see the same opportunities as we do, and therefore we will use HSBC's position as 'The world's local bank' to serve their needs.

We have built a capital strength that allows us to develop our businesses wherever we see opportunities. Alternatively, such strength gives us resilience if economic conditions deteriorate.

We have an excellent customer base with opportunities across the board:in Personal Financial Services; in Commercial Banking where we have the largest international middle market franchise in the world; in Corporate, Investment Banking and Markets; and Private Banking. We have a talented workforce. And we have a commitment to do business only when it is in the interests of our customers and in line with our wider responsibilities to the communities we serve.

In so doing we protect and strengthen the value of our brand and this lies at the heart of our ability to create value for our shareholders who have entrusted to us, directly or indirectly, an important element of their long-term savings and pensions provisions.


Financial Overview


   2002^   Year ended 31Dec03
    US$m                                  US$m        GBPm        HK$m
           For the year (excluding
             goodwill amortisation)
  10,513   Profit before tax            14,401       8,813     112,141
   7,102   Profit attributable          10,359       6,340      80,666
           For the year (as reported)
   9,650   Profit before tax            12,816       7,843      99,799
   6,239   Profit attributable           8,774       5,370      68,325
   5,001   Dividends                     6,532       3,998      50,865
           At year-end
  51,765   Shareholders' funds          74,473      41,705     578,134
  57,430   Capital resources            74,042      41,464     574,788
           Customer accounts and
 548,371     deposits by banks         643,556     360,392   4,995,925
 758,605   Total assets              1,034,216     579,161   8,028,618
 430,551   Risk-weighted assets        618,662     346,451   4,802,673
     US$   Per share                       US$           GBP         HK$
           Earnings before goodwill
    0.76     amortisation                 0.99        0.61        7.71
    0.67   Basic earnings                 0.84        0.51        6.54
    0.66   Diluted earnings               0.83        0.51        6.46
    0.53   Dividends^^                    0.60        0.34        4.65
    5.46   Net asset value                6.79        3.80       52.71
           Share information
           US$0.50 ordinary shares
   9,481m    in issue                  10,960m
  US$105bn   Market capitalisation    US$172bn
           Closing market price per
   GBP6.87     share                       GBP8.78
           Total shareholder return       HSBC   Benchmark
             against peer index^^^
               - over 1 year               136         132
               - since 1 January 1999      211         126


^The figures for 2002, excluding capital resources, have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts' details of which are set out in Note 1 on page 17.

^^The third interim dividend of US$0.24 per share is translated at the closing rate on 31 December 2003 (see Note 16 on page 33). Where required, this dividend will be converted into Sterling or Hong Kong dollars at the exchange rates on 26 April 2004 (see Note 2 on page 17).

^^^ Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2003. HSBC's governing objective for its five year strategic plan ended 31 December 2003 was to beat the TSR of its defined peer group benchmark. An additional target objective was set to achieve a doubling of TSR over the five years beginning on 1 January 1999.


   2002^  Year ended 31Dec03
          Performance ratios (%)

          Excluding goodwill amortisation
   12.9   Return on average invested capital^^                    13.7

   20.1   Return on average net tangible equity^^^                24.7

   1.11   Post-tax return on average tangible assets              1.21

   1.95   Post-tax return on average risk-weighted assets         2.07

          On a reported basis
   12.4   Return on average shareholders' funds                   13.0

   0.97   Post-tax return on average assets                       1.01

   1.74   Post-tax return on average risk-weighted assets         1.78

          Efficiency and revenue mix ratios
   56.2   Cost:income ratio (excluding goodwill amortisation)     51.3

          As a percentage of total operating income:

   58.1   - net interest income                                   62.3

   41.9   - other operating income                                37.7

   29.4   - net fees and commissions                              25.3

    4.9   - dealing profits                                        5.3

          Capital ratios
    9.0   - tier 1 capital                                         8.9

   13.3   - total capital                                         12.0


^ The figures for 2002 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts' details of which are set out in Note 1 on page 17.

^^Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects invested capital.

^^^Attributable profit excluding amortisation divided by average shareholders' funds after deduction of average purchased goodwill.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.


Consolidated Profit and Loss Account


31Dec02                                             Year ended 31Dec03
   US$m                                      US$m      GBPm       HK$m

 28,595   Interest receivable              39,968    24,460    311,231
(13,135)  Interest payable                (14,370)   (8,794)  (111,899)
 15,460   Net interest income              25,598    15,666    199,332
 11,135   Other operating income           15,474     9,470    120,496
 26,595   Operating income                 41,072    25,136    319,828
          Operating expenses excluding
(14,954)    goodwill                      (21,082)  (12,902)  (164,166)
   (854)  Goodwill amortisation            (1,450)     (887)   (11,291)
          Operating profit before
 10,787     provisions                     18,540    11,347    144,371
          Provisions for bad and doubtful
 (1,321)     debts                         (6,093)   (3,729)   (47,446)
          Provisions for contingent
    (39)    liabilities and commitments       (35)      (21)      (273)
          Loss from foreign currency
    (68)    redenomination in Argentina        (9)       (6)       (70)
          Amounts written off fixed
   (324)    asset investments                (106)      (65)      (825)
  9,035   Operating profit                 12,297     7,526     95,757
          Share of operating loss in
    (28)    joint ventures                   (116)      (71)      (903)
          Share of operating profit in
    135     associates                        221       135      1,721

          Gains/(losses) on disposal of:
    532   - investments                       451       276      3,512
    (24)  - tangible fixed assets             (37)      (23)      (288)

          Profit on ordinary activities
  9,650     before tax                     12,816     7,843     99,799

          Tax on profit on ordinary
 (2,534)    activities                     (3,120)   (1,909)   (24,295)

          Profit on ordinary activities
  7,116     after tax                       9,696     5,934     75,504

          Minority interests:
   (505)  - equity                           (487)     (298)    (3,792)
   (372)  - non-equity                       (435)     (266)    (3,387)

          Profit attributable to
  6,239     shareholders                    8,774     5,370     68,325

 (5,001)  Dividends                        (6,532)   (3,998)   (50,865)

  1,238   Retained profit for the year      2,242     1,372     17,460



Consolidated Balance Sheet


      At 31Dec02^                                         At 31Dec03
            US$m                               US$m         GBPm              HK$m
                   ASSETS
                   Cash and balances
           7,659     at central banks         7,661        4,290            59,472
                   Items in the course
                     of collection
           5,651     from other banks         6,628        3,712            51,453
                   Treasury bills and
          18,141     other eligible bills    20,391       11,419           158,295
                   Hong Kong Government
                   certificates of
           9,445     indebtedness            10,987        6,153            85,294
                   Loans and advances
          95,496     to banks               117,173       65,617           909,614
                   Loans and advances
         352,344     to customers           528,977      296,227         4,106,448
         175,730   Debt securities          205,722      115,204         1,597,020
           7,664   Equity shares             12,879        7,212            99,980
                   Interests in joint
             190     ventures                    10            6                78
           1,116   Interests in associates    1,263          707             9,805
                   Other participating
             651     interests                  690          386             5,356
                   Goodwill and intangible
          17,192     assets                  28,640       16,038           222,332
          14,181   Tangible fixed assets     15,748        8,819           122,252
          45,763   Other assets              63,128       35,352           490,061
                   Prepayments and accrued
           7,382     income                  14,319        8,019           111,158
         758,605   Total assets           1,034,216      579,161         8,028,618

                   LIABILITIES
                   Hong Kong currency notes
           9,445     in circulation          10,987        6,153            85,294
          52,933   Deposits by banks         70,426       39,439           546,717
         495,438   Customer accounts        573,130      320,953         4,449,208
                   Items in the course of
                     transmission to other
           4,634     banks                    4,383        2,454            34,025
          34,965   Debt securities in issue 153,562       85,995         1,192,102
          72,090   Other liabilities         94,669       53,012           734,911
                   Accruals and deferred
           7,574     income
                   Provisions for
                     liabilities and charges 13,760        7,706           106,819
           1,154   - deferred taxation        1,670          935            12,964
           3,683   - other provisions         5,078        2,844            39,421
                   Subordinated liabilities
           3,540   - undated loan capital     3,617        2,026            28,079
          14,831   - dated loan capital      17,580        9,845           136,474
                   Minority interests
           2,122   - equity                   2,162        1,211            16,784
           4,431   - non-equity               8,719        4,883            67,686
           4,741   Called up share capital    5,481        3,069            42,549
          47,024   Reserves                  68,992       38,636           535,585

          51,765   Shareholders' funds       74,473       41,705           578,134

         758,605   Total liabilities      1,034,216      579,161         8,028,618


^ The figures for 2002 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts' details of which are set out in Note 1 on page 17.


Consolidated Cash Flow Statement

                                                  Year ended 31Dec
Figures in US$m                                2003               2002

Net cash inflow from operating activities    22,675             16,426

Dividends received from associated
  undertakings                                  108                114

Returns on investments and servicing of
  finance:
Interest paid on finance leases and similar
  hire purchase contracts                       (37)               (29)
Interest paid on subordinated loan capital     (882)              (870)
Dividends paid to minority interests - equity  (514)              (480)
                                 - non-equity  (392)              (357)
Net cash (outflow) from returns on
investments and servicing of finance         (1,825)            (1,736)

Taxation paid                                (2,631)            (1,371)

Capital expenditure and financial
investments:
Purchase of investment securities          (218,196)          (130,166)
Proceeds from sale and maturities of
  investment securities                     206,099            122,495
Purchase of tangible fixed assets            (1,981)            (1,723)
Proceeds from sale of tangible fixed assets     346                328
Purchase of intangible assets                   (87)                 -
Net cash (outflow) from capital
expenditure and financial investments       (13,819)            (9,066)

Acquisitions and disposals:
Net cash inflow/(outflow) from acquisition
  of and increase in stake in subsidiary
  undertakings                               (2,137)               264
Net cash inflow from disposal of subsidary
  undertakings                                  556                  -
Purchase of interest in associated
  undertakings and other participating
  interests                                     (47)              (649)
Proceeds from disposal of associated
  undertakings and other participating
  interests                                       3                341
Net cash (outflow) from acquisitions and
  disposals                                  (1,625)               (44)

Equity dividends paid                        (4,242)            (3,609)

Net cash inflow/(outflow) before
  financing                                  (1,359)               714

Financing:
Issue of ordinary share capital                 845                337
Net purchases of own shares acquired for
  market making purposes                       (138)                 -
Own shares acquired to meet share awards
  and share option awards                      (301)                (5)
Cash received on exercise of share options      181                 64
Increase in non-equity minority interests     4,104                  -
Decrease in non-equity minority interests      (206)               (50)
Subordinated loan capital issued              2,358              4,105
Subordinated loan capital repaid             (1,464)            (1,923)
Net cash inflow/(outflow) from financing      5,379              2,528

Increase/(decrease) in cash                   4,020              3,242

Other Primary Financial Statements

Statement of total consolidated recognised gains and losses for the year ended

                                                         31Dec   31Dec
                                                          2003    2002
                                                          US$m    US$m

Profit for the financial year attributable to            8,774   6,239
  shareholders
Unrealised (deficit) on revaluation of investment
  properties:
- subsidiaries                                             (28)    (22)
- associates                                               (10)     (1)
Unrealised (deficit) on revaluation of land and
  buildings (excluding investment properties):
- subsidiaries                                            (292)   (297)
Exchange and other movements                             5,318   3,781

Total recognised gains and losses for the year          13,762   9,700

Reconciliation of movements in consolidated shareholders' funds for the year ended

                                                        31Dec    31Dec
                                                         2003     2002
                                                         US$m    US$m^

Profit for the financial year attributable to
  shareholders                                          8,774    6,239
Dividends                                              (6,532)  (5,001)
                                                        2,242    1,238

Other recognised gains and losses relating to the
  year                                                  4,988    3,461
New share capital subscribed, net of costs                862      337
Purchases of own shares acquired to meet share awards
  and share option awards                                (301)      (5)
Own shares released on vesting of share awards and
  exercise of options                                     162       45
Amortisation of shares in restricted share plan            19       19
Net purchases and sales of own shares for market
  making purposes                                        (138)       -
Total net change in shareholders' funds arising from
  own shares adjustments                                 (258)      59

Reserve in respect of obligations under CCF share option  (41)     (41)
New share capital issued in connection with the
  acquisition of Household                             13,405        -
Net reserve in respect of obligations under Household
  share options                                            84        -
Net reserve in respect of the equity component of
  Household 8.875 per cent Adjustable Conversion-Rate
  Equity Security Units                                     3        -
Amounts arising on shares issued in lieu of
  dividends                                             1,423    1,023
Net addition to shareholders' funds                    22,708    6,077

Shareholders' funds at 1Jan as reported                52,406   46,388
Prior period adjustment (as explained in Note 1)         (641)    (700)
Shareholders' funds at 1Jan restated                   51,765   45,688

Shareholders' funds at 31Dec                           74,473   51,765


^The figures for 2002 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts' details of which are set out in Note 1 on page 17.

Additional Information

1. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2002 except as noted below.
The presentation of shares in HSBC Holdings held by HSBC changed in 2003 following the adoption of the Urgent Issues Task Force ('UITF') Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts'. HSBC Holdings shares held on HSBC's own account are now deducted from shareholders' funds; previously they were included in equity shares and other assets. No gains or losses are recognised on purchases, sales or cancellation of own shares. The change in accounting policy has been reflected by way of a prior period adjustment. The comparative figures have been restated as follows:

Consolidated profit and loss account

UITF Abstract 38 does not impact on the profit and loss account. Profit and loss account comparative figures have not been restated upon the adoption of UITF Abstract 37 since the effect is immaterial. The effect on the results for the current period of the adoption of UITF Abstract 37 is to reduce profits by US$39 million arising from the increase in the market value of own shares held within long term assurance assets attributable to policy holders.


Consolidated balance sheet


                         Other Assets   Equity     Own shares   Profit and loss
Figures in US$m                         Shares   held reserve           account

At 31Dec02

Under previous policy          45,855^   8,213              -            33,335
Adoption of UITF Abstract 37
  and 38                          (92)    (549)          (646)                5
Under new policy               45,763    7,664           (646)           33,340


^This excludes US$29 million of intangible assets, which have now been combined with Goodwill on the face of the balance sheet.

2. Dividend

The Directors have declared a third interim dividend for 2003 of US$0.24 per ordinary share. The dividend will be payable on 5 May 2004 to shareholders on the Register at the close of business on 19 March 2004. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 26 April 2004, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 30 March 2004, and elections will be required to be made by 22 April 2004.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 26 April 2004 and paid on 5 May 2004 through CCF, HSBC's paying agent.

The dividend payable in cash to holders of American Depositary Shares (ADSs), each of which represents five ordinary shares, will be paid in US dollars or as a scrip dividend of new ADSs on 5 May 2004, or will be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 17 March 2004 and in Paris on 22 March 2004. The ADSs will be quoted ex-dividend in New York on 17 March 2004.


3. Earnings and dividends per share


                                        Year-ended            Year-ended
Figures in US$                             31Dec03               31Dec02

Earnings per share (excluding goodwill
  amortisation)                               0.99                  0.76

Basic earnings per share                      0.84                  0.67

Diluted earnings per share                    0.83                  0.66

Dividends per share                           0.60                  0.53

Dividend pay out ratio^                         61%                   70%



^ Dividends per share expressed as a percentage of earnings per share(excluding goodwill amortisation).

Basic earnings per ordinary share was calculated by dividing the earnings of US$8,774 million by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2003, of 10,421 million shares (2002 earnings of US$6,239 million and 9,339 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares (being share options outstanding not yet exercised) in 2003 of 10,539 million shares (2002:
9,436 million shares).

The cash earnings per share was calculated by dividing the basic earnings, after adding back the amortisation of goodwill, by the weighted average number of ordinary shares outstanding, excluding own shares held.


4. Taxation

                                         Year ended        Year ended
Figures in US$m                             31Dec03           31Dec02

UK corporation tax charge                       547               684

Overseas taxation                             2,590             1,217
Joint ventures                                    1                (6)
Associates                                       19                17
Current taxation                              3,157             1,912

Deferred taxation                               (37)              622

Total charge for taxation                     3,120             2,534

Effective tax rate                             24.3%             26.3%


The Company and its subsidiary undertakings in the UK provided for UK corporation tax at 30 per cent, the rate for the calendar year 2003 (2002: 30 per cent). Overseas tax included Hong Kong profits tax of US$483 million (2002:
US$408 million) provided at the rate of 17.5 per cent (2002: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 31 December 2003, there were potential future tax benefits of US$963 million (31 December 2002: US$885 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered certain.


Analysis of overall tax charge


                                               Year ended   Year ended
Figures in US$m                                   31Dec03      31Dec02

Taxation at UK corporate tax rate of 30.0%          3,845        2,895

Impact of differently taxed overseas profits
  in principal locations                             (366)        (472)
Tax free gains                                        (17)         (19)
Argentine losses                                      (25)          87
Goodwill amortisation                                 476          261
Acquisition accounting adjustments                   (331)           -
Prior period adjustments                             (230)         (90)
Other items                                          (232)        (128)
Timing differences impact on deferred tax              37         (622)
Current tax charge                                  3,157        1,912

Accelerated capital allowances                          1          (23)
Timing differences on lease income                    187           90
Provisions for general bad debts                     (356)          29
Relief for losses                                     (52)         125
Other short term timing differences                   183          401
Deferred tax charge                                   (37)         622

Overall tax charge                                  3,120        2,534

5. Subordinated liabilities

                                                           At        At
Figures in US$m                                       31Dec03   31Dec02

Dated subordinated loan capital which is repayable:

- within 1 year                                          858       956
- between 1 and 2 years                                  718       862
- between 2 and 5 years                                1,863     1,957
- over 5 years                                        14,141    11,056
                                                      17,580    14,831
6. Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:
                                           Amount of liability secured
                                                At                  At
Figures in US$m                            31Dec03             31Dec02

Deposits by banks                            1,487               1,661
Customer accounts                            3,709               4,204
Debt securities in issue                    33,584               1,437
Other liabilities                            3,122               2,884
                                            41,902              10,186


The amount of assets pledged to secure these amounts is US$111,448 million (31 December 2002: US$44,457 million). This is mainly made up of items included in 'Debt securities' and 'Loans and advances to customers' of US$109,131 million (31 December 2002: US$41,640 million).


Additional Information (continued)


7. Capital resources

Figures in US$m                                At 31Dec03   At 31Dec02

Capital ratios (%)

Total capital ratio                                  12.0         13.3

Tier 1 capital ratio                                  8.9          9.0

Composition of capital

Figures in US$m

Tier 1:
 Shareholders' funds                               74,473       52,406
 Minority interests                                 3,711        3,306
 Innovative tier 1 securities                       8,094        3,647
 Less: property revaluation reserves               (1,615)      (1,954)
   : goodwill capitalised and intangible assets   (29,920)     (17,855)
   : own shares held^                                 120         (601)
Total qualifying tier 1 capital                    54,863       38,949

Tier 2:
 Property revaluation reserves                      1,615        1,954
 General provisions                                 2,868        2,348
 Perpetual subordinated debt                        3,608        3,542
 Term subordinated debt                            15,795       12,875
 Minority and other interests in tier 2 capital       523          775
Total qualifying tier 2 capital                    24,409       21,494

Unconsolidated investments                         (4,101)      (2,231)
Investments in other banks                           (911)        (638)
Other deductions                                     (218)        (144)
Total capital                                      74,042       57,430

Total risk-weighted assets                        618,662      430,551


^ The treatment of own shares held for regulatory capital purposes has not changed consequent on the changes to shareholders' funds introduced by Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 on page 17. The comparative figures have not therefore been restated. The addition in 2003 relates primarily to own shares held within long-term assurance policyholders' funds. This reverses their recognition in the own shares held reserve, as insurance companies are treated as unconsolidated investments in regulatory capital calculations.

The above figures were computed in accordance with the EU Banking Consolidation Directive.

8. Foreign exchange exposure

The Group's foreign exchange exposure comprises trading exposures and structural foreign currency translation exposure. Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Management Board.

The Group's structural foreign currency translation exposures are represented by the net asset value of the holding company's foreign currency equity and subordinated debt investments in its subsidiaries, branches and associated undertakings. Gains or losses on structural foreign currency exposures are taken to reserves. The Group's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that the Group's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates.

9. Contingent liabilities and commitments

The total contract amounts of contingent liabilities and commitments which, at 31 December 2003, were US$488,644 million (31 December 2002: US$276,884 million) are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.


10. Reconciliation of operating profit to net cash flow from operating activities


                                               Year ended   Year ended
Figures in US$m                                   31Dec03      31Dec02

Operating profit                                   12,297        9,035
Change in prepayments and accrued income           (6,825)         355
Change in accruals and deferred income              6,015          190
Interest on finance leases and similar hire
  purchase contracts                                   38           36
Interest on subordinated loan capital                 958          862
Depreciation and amortisation                       2,847        2,044
Amortisation of discounts and premiums                338           (8)
Provisions for bad and doubtful debts               6,093        1,321
Loans written off net of recoveries                (6,846)      (1,931)
Provisions for liabilities and charges                759          879
Provisions utilised                                  (781)      (1,331)
Amounts written off fixed asset investments            66          324
Net cash inflow from trading activities            14,959       11,776

Change in items in the course of collection
  from other banks                                   (135)         124
Change in treasury bills and other eligible
  bills                                               650          715
Change in loans and advances to banks             (14,537)      16,550
Change in loans and advances to customers         (77,614)     (35,332)
Change in other securities                        (10,518)       2,543
Change in other assets                             (4,302)      (7,055)
Change in deposits by banks                        14,628       (3,505)
Change in customer accounts                        76,085       31,161
Change in items in the course of transmission
  to other banks                                     (251)         716
Change in debt securities in issue                 13,976        2,935
Change in other liabilities                        14,443       (1,580)
Elimination of exchange differences^               (4,709)      (2,622)

Net cash inflow from operating activities          22,675       16,426


^ Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.


11. Bad and doubtful debts



Figures in US$             2003 Half-year ended            2002 Half-year ended
  millions                30Jun   31Dec     2003          30Jun   31Dec     2002

By category:

Bad and doubtful
  debt charge

- specific charge:
  new provisions          3,089   4,688    7,777          1,340   1,338    2,678
  releases and
  recoveries               (640)   (923)  (1,563)          (502)   (504)  (1,006)
                          2,449   3,765    6,214            838     834    1,672
- net general
  release                   (75)    (46)    (121)          (123)   (228)    (351)

Total bad and
  doubtful debt
  charge                  2,374   3,719    6,093            715     606    1,321

Customers                 2,373   3,723    6,096            715     606    1,321
Banks                         1      (4)      (3)             -       -        -

Total                     2,374   3,719    6,093            715     606    1,321

12. Analysis of fees and commissions receivable and payable

                             2003 Half-year             2002 Half-year
                                ended                        ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Account services            1,089    1,228    2,317        802     913    1,715
Credit facilities             465      501      966        366     386      752
Remittances                   138      150      288        127     141      268
Cards                       1,119    1,857    2,976        577     665    1,242
Imports/Exports               285      324      609        263     293      556
Underwriting                   99       76      175         96      77      173
Insurance                     455      506      961        379     396      775
Mortgage servicing
  rights                       36       39       75         38      39       77
Trust income                   72       73      145         62      63      125
Broking income                379      494      873        402     371      773
Global custody                151      187      338        146     150      296
Maintenance income on
  operating leases             84       87      171         78      82      160
Funds under management        523      573    1,096        536     490    1,026
Unit trusts                   206      152      358        164     120      284
Corporate finance              81      108      189         57      65      122
Other                         452      571    1,023        449     452      901
Total fees and
  commissions receivable    5,634    6,926   12,560      4,542   4,703    9,245
Less: fees payable           (984)  (1,182)  (2,166)      (685)   (736)  (1,421)

Net fees and commissions    4,650    5,744   10,394      3,857   3,967    7,824

13. Geographical distribution of results

HSBC European Operations

                               2003 Half-year            2002 Half-year
                                  ended                      ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Net interest income         3,508    4,032    7,540      3,056   3,287    6,343

Dividend income               106       44      150        118      93      211
Net fees and commissions    2,446    2,746    5,192      2,216   2,312    4,528
Dealing profits               531      429      960        245     263      508
Other income                  570      683    1,253        516     509    1,025
Other operating income      3,653    3,902    7,555      3,095   3,177    6,272

Operating income            7,161    7,934   15,095      6,151   6,464   12,615

Staff costs                (2,632)  (2,944)  (5,576)    (2,141) (2,284)  (4,425)
Premises and equipment       (506)    (552)  (1,058)      (435)   (531)    (966)
Other                        (950)  (1,118)  (2,068)      (812)   (951)  (1,763)
Depreciation and
  amortisation
 (excluding goodwill)        (396)    (431)    (827)      (309)   (415)    (724)
Goodwill amortisation        (376)    (382)    (758)      (307)   (344)    (651)
Operating expenses         (4,860)  (5,427) (10,287)    (4,004) (4,525)  (8,529)

Operating profit before
  provisions                2,301    2,507    4,808      2,147   1,939    4,086

Customers:
- new specific provisions    (551)    (934)  (1,485)      (448)   (515)    (963)
- releases and recoveries     207      286      493        167     162      329
                             (344)    (648)    (992)      (281)   (353)    (634)
- net general release           1      117      118          1      64       65
Total bad and doubtful
  debt charge                (343)    (531)    (874)      (280)   (289)    (569)

Provisions for contingent
  liabilities and
  commitments                 (17)     (16)     (33)       (20)      5      (15)

Amounts written off fixed
  asset investments           (46)     (18)     (64)      (128)   (139)    (267)
Operating profit            1,895    1,942    3,837      1,719   1,516    3,235

Share of operating (loss)
  in joint ventures          (132)       5     (127)       (20)     (6)     (26)

Share of operating profits
  in associates                18       29       47          6      (3)       3

Investment and fixed asset
  disposal gains               88      124      212        162     126      288

Profit before tax           1,869    2,100    3,969      1,867   1,633    3,500

HSBC Hong Kong Operations

                               2003 Half-year            2002 Half-year
                                  ended                      ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Net interest income         1,991    1,910    3,901      2,065   2,068    4,133

Dividend income                15       16       31         10      15       25
Net fees and commissions      647      736    1,383        612     652    1,264
Dealing profits               186      135      321         59      74      133
Other income                  274      322      596        234     261      495
Other operating income      1,122    1,209    2,331        915   1,002    1,917

Operating income            3,113    3,119    6,232      2,980   3,070    6,050

Staff costs                  (611)    (665)  (1,276)      (596)   (653)  (1,249)
Premises and equipment       (109)    (131)    (240)      (107)   (126)    (233)
Other                        (214)    (288)    (502)      (207)   (252)    (459)
Depreciation and
  amortisation (excluding
  goodwill)                   (98)     (96)    (194)       (99)    (99)    (198)
Goodwill amortisation          (3)       -       (3)         -       -        -
Operating expenses         (1,035)  (1,180)  (2,215)    (1,009) (1,130)  (2,139)

Operating profit before
  provisions                2,078    1,939    4,017      1,971   1,940    3,911

Customers:
- new specific
  provisions                 (389)    (266)    (655)      (226)   (302)    (528)
- releases and
  recoveries                  107      117      224        104      81      185
                             (282)    (149)    (431)      (122)   (221)    (343)
- net general release/
 (charge)                     (21)      52       31          1      96       97
Total bad and doubtful
  debt charge                (303)     (97)    (400)      (121)   (125)    (246)

Provisions for contingent
  liabilities and
  commitments                  (3)      (3)      (6)         4     (18)     (14)

Amounts written off
  fixed asset
  investments                   5       26       31         (7)     (3)     (10)
Operating profit            1,777    1,865    3,642      1,847   1,794    3,641

Share of operating profit
  in associates                 6       12       18          8       3       11

Investments and fixed
  asset disposal gains         57       11       68         45      13       58

Profit before tax           1,840    1,888    3,728      1,900   1,810    3,710

HSBC Rest of Asia-Pacific Operations

                               2003 Half-year            2002 Half-year
                                  ended                      ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Net interest income           840      900    1,740        784     823    1,607

Dividend income                 3        1        4          1       2        3
Net fees and commissions      363      442      805        358     366      724
Dealing profits               231      190      421        186     178      364
Other income                   56       64      120         33      50       83
Other operating income        653      697    1,350        578     596    1,174

Operating income            1,493    1,597    3,090      1,362   1,419    2,781

Staff costs                  (427)    (525)    (952)      (400)   (426)    (826)
Premises and equipment        (80)     (84)    (164)       (72)    (84)    (156)
Other                        (235)    (292)    (527)      (198)   (256)    (454)
Depreciation and
  amortisation (excluding
  goodwill)                   (47)     (51)     (98)       (44)    (48)     (92)
Goodwill amortisation         (19)     (16)     (35)       (17)    (16)     (33)
Operating expenses           (808)    (968)  (1,776)      (731)   (830)  (1,561)

Operating profit before
  provisions                  685      629    1,314        631     589    1,220

Customers:
- new specific provisions    (181)    (231)    (412)      (187)   (213)    (400)
- releases and recoveries     151      192      343        146     174      320
                              (30)     (39)     (69)       (41)    (39)     (80)
- net general release/
  (charge)                      4      (20)     (16)        (7)     (2)      (9)
Total bad and doubtful
  debt (charge)/release       (26)     (59)     (85)       (48)    (41)     (89)

Provisions for contingent
  liabilities and
  commitments                  (4)       3       (1)        14       4       18

Amounts written off fixed
  asset investments             -       (2)      (2)        (1)     (1)      (2)

Operating profit              655      571    1,226        596     551    1,147

Share of operating profit/
  (loss) in joint ventures      -        -        -         (1)      1        -

Share of operating profit
  in associates                65       84      149         55      58      113

Investments and fixed asset
  disposal gains/(losses)      14        2       16          3      (3)       -

Profit before tax             734      657    1,391        653     607    1,260

HSBC North American Operations

                               2003 Half-year            2002 Half-year
                                  ended                      ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Net interest income         4,630    7,147   11,777      1,292   1,440    2,732
income

Dividend income                22       12       34         12      12       24
Net fees and commissions    1,044    1,632    2,676        492     492      984
Dealing profits               238      102      340         75      86      161
Other income                  424      508      932        123     210      333
Other operating income      1,728    2,254    3,982        702     800    1,502

Operating income            6,358    9,401   15,759      1,994   2,240    4,234

Staff costs                (1,593)  (2,130)  (3,723)      (765)   (772)  (1,537)
Premises and equipment       (319)    (426)    (745)      (166)   (190)    (356)
Other                        (936)  (1,305)  (2,241)      (296)   (355)    (651)
Depreciation and
  amortisation (excluding
  goodwill)                  (106)    (132)    (238)       (64)    (67)    (131)
Goodwill amortisation        (231)    (412)    (643)       (67)    (79)    (146)
Operating expenses         (3,185)  (4,405)  (7,590)    (1,358) (1,463)  (2,821)

Operating profit before
  provisions                3,173    4,996    8,169        636     777    1,413

Customers:
- new specific provisions  (1,835)  (3,127)  (4,962)      (243)   (156)    (399)
- releases and recoveries     143      279      422         64      50      114
                           (1,692)  (2,848)  (4,540)      (179)   (106)    (285)
- net general (charge)/
  release                      22     (158)    (136)        (3)    (12)     (15)
Total bad and doubtful
  debt charge              (1,670)  (3,006)  (4,676)      (182)   (118)    (300)

Provisions for contingent
  liabilities and
  commitments                   2        1        3         (1)      4        3
Amounts written off fixed
  asset investments            (4)      (5)      (9)        (1)     (8)      (9)
Operating profit            1,501    1,986    3,487        452     655    1,107
Share of operating (loss)
  in joint ventures             8        3       11         (2)      -       (2)

Share of operating profit
  in associates                 3        3        6          2       6        8

Investments and fixed assets
  disposal gains               90       19      109        105      20      125

Profit before tax           1,602    2,011    3,613        557     681    1,238

HSBC South American Operations

                               2003 Half-year            2002 Half-year
                                  ended                      ended
Figures in US$m             30Jun    31Dec     2003      30Jun   31Dec     2002

Net interest income           252      388      640        396     249      645

Dividend income                 1        2        3         15       -       15
Net fees and  commissions     150      188      338        179     145      324
Dealing profits                72       64      136         80      67      147
Other income                  107       94      201         88      22      110
Other operating income        330      348      678        362     234      596

Operating income              582      736    1,318        758     483    1,241

Staff costs                  (230)    (354)    (584)      (301)   (271)    (572)
Premises and equipment        (55)     (69)    (124)       (63)    (50)    (113)
Other                        (127)    (200)    (327)      (184)   (146)    (330)
Depreciation and
  amortisation (excluding
  goodwill)                   (19)     (21)     (40)       (29)    (16)     (45)
Goodwill amortisation          (3)      (8)     (11)        (5)    (19)     (24)
Operating expenses           (434)    (652)  (1,086)      (582)   (502)  (1,084)

Operating profit/(loss)
  before provisions           148       84      232        176     (19)     157

Customers:
- new specific provisions    (133)    (130)    (263)      (236)   (152)    (388)
- releases and recoveries      32       49       81         21      37       58
                             (101)     (81)    (182)      (215)   (115)    (330)
Argentina general              61       61      122        114      82      196

- net general release/
  (charge)                      8       (6)       2         17       -       17
Total bad and doubtful
  debt charge                 (32)     (26)     (58)       (84)    (33)    (117)

Provisions for contingent
  liabilities                   -        2        2          -     (31)     (31)
Loss on foreign currency
  redenomination in
  Argentina                   (34)      25       (9)       (45)    (23)     (68)

Amounts written off
  fixed asset investments     (15)     (47)     (62)        (2)    (34)     (36)

Operating profit/(loss)        67       38      105         45    (140)     (95)

Share of operating profit
  in associates                 -        1        1          -       -        -

Investments and fixed assets
  disposal (losses)/gains       -        9        9         35       2       37

Profit/(loss) before tax       67       48      115         80    (138)     (58)



14. Profit and loss account impact from Household


Half-year to 30Jun03
                                  30Jun03     30Jun03        30Jun03   30Jun02
                                    Total   Household   Rest of HSBC
                                     US$m        US$m           US$m      US$m

Interest receivable                18,206       3,492         14,714    14,229
Interest payable                   (6,985)       (702)        (6,283)   (6,636)

Net interest income                11,221       2,790          8,431     7,593

Other operating income              7,286         612          6,674     5,510

Operating income                   18,507       3,402         15,105    13,103

Operating expenses excluding
  goodwill                         (9,490)     (1,214)        (8,276)   (7,146)

Goodwill amortisation                (632)       (115)          (517)     (396)

Operating profit before
  provisions                        8,385       2,073          6,312     5,561

Provisions for bad and doubtful
  debts                            (2,374)     (1,539)          (835)     (715)
Provisions for contingent
  liabilities and commitments         (22)          -            (22)       (3)
Loss from foreign currency
  redenomination in Argentina         (34)          -            (34)      (45)
Amounts written off fixed
  asset investments                   (60)          -            (60)     (139)

Operating profit                    5,895         534          5,361     4,659

Share of operating loss in joint
  ventures                           (124)          -           (124)      (23)
Share of operating profit in
  associates                           92           -             92        71
Gains/(losses) on disposal of:
- investments                         264           2            262       351
- tangible fixed assets               (15)          -            (15)       (1)

Profit on ordinary activities
  before tax                        6,112         536          5,576     5,057

Tax on profit on ordinary
  activities                       (1,554)       (133)        (1,421)   (1,315)

Profit on ordinary activities
  after tax                         4,558         403          4,155     3,742

Minority interests:
- equity                             (261)          -           (261)     (278)
- non-equity                         (191)          -           (191)     (184)
Profit attributable to
  shareholders                      4,106         403          3,703     3,280

Half-year to 31Dec03

                                  31Dec03     31Dec03        31Dec03   31Dec02
                                    Total   Household   Rest of HSBC
                                     US$m        US$m           US$m      US$m

Interest receivable                21,762       6,894         14,868    14,366
Interest payable                   (7,385)     (1,379)        (6,006)   (6,499)

Net interest income                14,377       5,515          8,862     7,867

Other operating income              8,188       1,266          6,922     5,625

Operating income                   22,565       6,781         15,784    13,492

Operating expenses excluding
  goodwill                        (11,592)     (2,192)        (9,400)   (7,808)

Goodwill amortisation                (818)       (266)          (552)     (458)

Operating profit before
  provisions                       10,155       4,323          5,832     5,226

Provisions for bad and doubtful
  debts                            (3,719)     (3,036)          (683)     (606)
Provisions for contingent
  liabilities and commitments         (13)          -            (13)      (36)
Loss from foreign currency
  redenomination in Argentina          25           -             25       (23)
Amounts written off fixed
  asset investments                   (46)          -            (46)     (185)

Operating profit                    6,402       1,287          5,115     4,376

Share of operating loss in joint
  ventures                              8           -              8        (5)
Share of operating profit in
  associates                          129           -            129        64
Gains/(losses) on disposal of:
- investments                         187           4            183       181
- tangible fixed assets               (22)          -            (22)      (23)

Profit on ordinary activities
  before tax                        6,704       1,291          5,413     4,593

Tax on profit on ordinary
  activities                       (1,566)       (330)        (1,236)   (1,219)

Profit on ordinary activities
  after tax                         5,138         961          4,177     3,374

Minority interests:
- equity                             (226)          -           (226)     (227)
- non-equity                         (244)          -           (244)     (188)

Profit attributable to
  shareholders                      4,668         961          3,707     2,959


15. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 19 March 2004. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 18 March 2004 in order to receive the third interim dividend for 2003.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 19 March 2004 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 19 March 2004 in order to receive the dividend.

Transfers between the Principal Register or the Bermuda Branch Register and the Hong Kong Branch Register may not be made while the Hong Kong Branch Register is closed.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 19 March 2004 in order to receive the dividend.

16. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:


Period end                                  31Dec03            31Dec02

Closing : HK$/US$                             7.763              7.798
          GBP/US$                             0.560              0.620

Average : HK$/US$                             7.787              7.799
          GBP/US$                             0.612              0.666



17. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

18. Dealings in HSBC Holdings shares

On 8 May 2003 HSBC Life (International) Limited sold 20,902 HSBC Holdings ordinary shares of US$0.50 each on the London Stock Exchange at 708.26 pence per share.

Save for this and dealings by HSBC Bank plc and HSBC CCF Financial Products (France) SNC, which are members of a European Economic Area exchange, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the year ended 31 December 2003.

19. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2003 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

20. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

21. Corporate governance

HSBC is committed to high standards of corporate governance. Throughout 2003, HSBC Holdings has complied with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

22. Remuneration

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC including the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

The Remuneration Committee applies the following key principles:

- to ensure that remuneration is competitive in relation to comparative organisations in each of the countries or regions in which HSBC operates;

- to offer fair and realistic salaries with an important element of variable pay based on relative performance;

- to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan; and

- since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes for new employees only.

Employees' salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice. Employees participate in various bonus arrangements. The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and the individual concerned. Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration.

In order to align the interests of employees with those of shareholders, employees generally are eligible to be considered for discretionary awards of share options under the HSBC Holdings Group Share Option Plan. For the majority of employees, the vesting of share awards under the HSBC Holdings Group Share Option Plan is subject to the attainment of total shareholder return targets. The impact on existing equity of granting share options which are to be satisfied by the issue of new shares is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details being disclosed in Note 11 of the 'Notes on the Financial Statements' in the Annual Report and Accounts. The effect on basic earnings per share of exercising all outstanding share options would be to dilute it by 0.40 per cent.

There were 222,719 full-time equivalent employees at 31 December 2003 (2002:
184,405). During 2003, over 56,000 employees in more than 50 countries and territories applied for savings-related share options.

23. Annual Review and Annual Report and Accounts

The Annual Review 2003 and/or Annual Report and Accounts 2003 will be mailed to shareholders on or about 30 March 2004. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France.

The Annual Report and Accounts and Annual Review will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above. Requests must be received no later than 8 March 2004.

24. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on 28 May 2004 at 11 a.m.
Notice of the meeting will be mailed to shareholders on or about 30 March 2004.

25. Interim results for 2004

The interim results for the six months to 30 June 2004 will be announced on Monday 2 August 2004.

26. Proposed dividends for 2004

As announced in 2003 the Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2004 will be US$0.13 per share. The proposed timetables for the dividends in respect of 2004 are:


First interim dividend for 2004


Announcement                                                        4 May 2004

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York          19 May 2004

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day               21 May 2004

Shares quoted ex-dividend in Paris                                 24 May 2004

Payment date                                                       7 July 2004

Second interim dividend for 2004

Announcement                                                     2 August 2004

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York       18 August 2004

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day            20 August 2004

Shares quoted ex-dividend in Paris                              23 August 2004

Payment date                                                    6 October 2004

Third interim dividend for 2004

Announcement                                                   8 November 2004

American Depositary Shares quoted ex-dividend in New York     23 November 2004

Shares quoted ex-dividend in London, Hong Kong and Bermuda    24 November 2004

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day          26 November 2004

Shares quoted ex-dividend in Paris                            29 November 2004

Payment date                                                   20 January 2005

Fourth interim dividend for 2004

Announcement                                                  28 February 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York        16 March 2005

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day             18 March 2005

Shares quoted ex-dividend in Paris                               21 March 2005

Payment date                                                        4 May 2005


27. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 March 2004